SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

CURRENT REPORT

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 1-1511

FEDERAL-MOGUL CORPORATION

401(k) INVESTMENT PROGRAM

26555 Northwestern Highway

Southfield, MI 48034

(248) 354-7700

The Plan holds shares of common stock (without par value) of

Federal-Mogul Corporation

FEDERAL-MOGUL CORPORATION

401(k) INVESTMENT PROGRAM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Programs Committee

Federal-Mogul Corporation

We have audited the accompanying statements of net assets available for plan benefits of the Federal-Mogul Corporation 401(k) Investment Program as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, Michigan

June 17, 2005

Federal-Mogul Corporation

401(k) Investment Program

Statement of Net Assets Available for Plan Benefits

	December 31
	2004	2003
Assets
Receivables:
Participant loans	$6,308,034	$5,437,652
Company contributions	124,656	—
Participant contributions	649,253	549,668
Participant loan interest	12,970	12,190

Total Receivables	7,094,913	5,999,510
Investments in Master Trust (See Note 6)	330,514,845	299,209,737

Total Assets	337,609,758	305,209,247

Liabilities
Forfeited accounts owed to the Company (See Note 1)	65,775	232,433

Net Assets Available for Plan Benefits	$337,543,983	$304,976,814

See notes to financial statements

Federal-Mogul Corporation

401(k) Investment Program

Statement of Changes in Net Assets Available for Plan Benefits

	Years Ended December 31
	2004	2003
Additions
Dividends and interest	$11,471,463	$9,014,583
Participant contributions	21,782,784	$20,479,047
Company contributions	3,974,685	—

Total Additions	37,228,932	29,493,630
Deductions
Benefits paid to participants	20,515,720	23,353,692
Administrative expenses	37,283	36,018
Portion of Company contribution account forfeited upon withdrawal of members (see Note 1)	68,049	65,373

Total Deductions	20,621,052	23,455,083
Net realized/unrealized appreciation in fair value of investments in Master Trust (See Note 6)	15,433,105	33,702,995
Transfer from other Company investment program	526,184	700,544

Net increase	32,567,169	40,442,086
Net assets available for plan benefits at beginning of period	304,976,814	264,534,728

Net Assets Available for Plan Benefits at End of Period	$337,543,983	$304,976,814

See notes to financial statements

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2004 and 2003

1.	Description of the Plan

Federal-Mogul Corporation (the “Company”) sponsors the Federal-Mogul Corporation 401(k) Investment Program (the “Plan”). The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which provides eligible salaried employees of the Company with a program for making voluntary pre-tax and after-tax contributions. All domestic salaried employees of the Company and subsidiaries are eligible to participate in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Fiduciary Counselors Inc., as the independent fiduciary, manages the Plan’s investment in the Federal-Mogul Corporation Common Stock (“Common Stock”). In its role as an independent fiduciary, Fiduciary Counselors Inc. has the authority to continue, restrict, or terminate the investment of Common Stock within the Plan.

On October 1, 2001, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. The United States Bankruptcy Court for the District of Delaware approved the Company’s motion to continue to operate the Plan. There is substantial doubt about the ability of the Company to continue as a going concern.

Master Trust

The Plan invests in a master trust. The Plan’s assets are administered under the terms of the master trust agreement (the “Master Trust”) between the Company and Fidelity Management Trust Company (the “Trustee”). The agreement provides, among other things, that the Trustee safekeeps all investments, and keeps account for all investments, receipts, disbursements, benefit payments, and other transactions.

Contributions & Vesting

Upon employment, employees are immediately eligible to participate in the Plan. Participants are immediately vested in their contributions plus earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus earnings thereon is based on years of vesting service as follows:

Years of Vesting Service	% of Vesting in Company Contribution
1	0%
2	25%
3	50%
4	75%
5	100%

Full vesting also occurs upon death, total and permanent disability, or retirement at designated ages. In addition, special-vesting provisions will become effective if the Plan is determined to be “top-heavy,” pursuant to the Internal Revenue Code.

Company matching contributions were reinstated on January 1, 2004. During 2003 Company matching contributions were suspended. The Company matching contribution is equal to 25% on the first 8% of eligible compensation, based on employee pretax and aftertax contributions to the Plan.

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2004 and 2003

1.	Description of the Plan (continued)

Forfeitures

Company contributions which are not vested at the time of a participant’s withdrawal from the Plan are forfeited and are applied as a reduction of future Company contributions.

If the individual is re-employed within 60 months of his/her severance of employment and repays the full amount previously distributed to him/her from the Company contribution account and otherwise qualifies for reinstatement in the Plan, the amount of the forfeitures is re-credited to his/her account in the reinstatement year.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Company’s contribution, if applicable, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided not in excess of the participant’s vested account balance.

Investment Options

The Plan provides for 25 investment options which includes the following funds:

•	Fidelity Asset Manager Fund

•	Fidelity Asset Manager: Growth Fund

•	Fidelity Asset Manager: Income Fund

•	Stable Value Fund

•	PIMCO Total Return Bond Fund

•	Fidelity Low-Priced Stock Fund

•	Fidelity Dividend Growth Fund

•	Fidelity Mid-Cap Stock Fund

•	Fidelity Diversified International Fund

•	Fidelity U.S. Bond Index Fund

•	PIMCO Foreign Bond Fund

•	Spartan U.S. Equity Index Fund

•	Dreyfus Small Cap Stock Index Fund

•	Columbia Acorn Fund - Class Z

•	T. Rowe Price Mid-Cap Growth Fund

•	The Oakmark Select Fund

•	Dodge & Cox Stock Fund

•	Royce Opportunity Fund

•	AMCAP Fund – Class R4

•	Dreyfus Mid-Cap Index Fund

•	Spartan International Index Fund

•	GMO Emerging Countries Fund (closed as an investment option as of December 31, 2004)

•	Dimensional Emerging Markets Fund

•	Federal-Mogul Corporation Common Stock

(closed to new investments)

•	Brokerage Account

Employees were not permitted to make additional investments in Federal-Mogul Corporation Common Stock during 2004 and 2003.

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2004 and 2003

1.	Description of the Plan (continued)

Participant Loans Receivable

The Plan allows participants to borrow from their account under certain plan conditions. The maximum amount of a participant’s borrowings shall not exceed $50,000 over a 12 month period and is limited to the lower of 50% of the participant’s vested account balance or 90% of the participant’s employee contribution accounts. No borrowings shall be permitted for amounts under $1,000. Loans for the purchase of a primary residence can be for a 15-year duration. All other borrowings shall be paid back in equal payments through payroll deductions not to exceed four-and-one-half years.

Payment of Benefits / Withdrawals

In the event of retirement (as defined by the Plan agreement), death, total and permanent disability, termination of employment (as defined by the Plan agreement), or attainment of age 59 1/2, the vested balances in the participant’s accounts will be distributed to the participant or the participant’s beneficiary in either a lump-sum distribution, or periodic installments.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

Investments in all the investment funds, except the Stable Value Fund, are valued at quoted market prices. The Stable Value Fund is valued at fair market value as determined by Fidelity Management Trust Company. The Participant Loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Expenses incurred in the operation of the Plan are paid by the Plan unless paid by the Company or the Participants. No expenses are paid from the trust unless such payment is permitted by law. Participants may incur administrative expenses related to loan administration, disbursements, sale of Federal-Mogul Corporation Common Stock, or participation in the Brokerage Account. Administrative expenses related to these transactions are paid directly from the corresponding participant’s Plan account.

3.	Party-In-Interest Transaction

Fees incurred for legal and other services rendered by parties-in-interest were paid by the Company on behalf of the Plan.

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan document to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated or partially terminated, the Company shall determine the share of each participant affected thereby and all accounts shall fully vest. The Funds shall then be distributed to the member and no portion of the funds shall be returned to the Company.

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2004 and 2003

5.	Income Tax Status Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 15, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

6.	Investments in Master Trust Investments in Master Trust

The Plan’s investments were held by the Master Trust administered by the Trustee, at December 31, 2004 and 2003. The Plan held approximately a 58% and a 57% share in the Master Trust at December 31, 2004 and 2003, respectively.

The fair value of net assets of the Master Trust were as follows:

	December 31, 2004	December 31, 2003
Assets
Receivables:
Participant loans	$17,107,757	$15,397,094
Company contributions	226,014	66,087
Participant contributions	843,915	731,340
Participant loan interest	22,811	21,971

Total Receivables	18,200,497	16,216,492
Investments:
Fidelity Asset Manager Fund	2,022,824	1,341,885
Fidelity Asset Manager: Growth Fund	1,313,406	998,469
Fidelity Asset Manager: Income Fund	4,330,904	1,652,794
Stable Value Fund	191,212,615	187,033,710
PIMCO Total Return Bond Fund	77,960,172	77,273,447
Fidelity Low-Priced Stock Fund	54,225,740	42,984,795
Fidelity Dividend Growth Fund	113,194,374	113,595,714
Fidelity Mid-Cap Stock Fund	41,098,994	40,026,942
Fidelity Diversified International Fund	30,564,549	24,160,137
Fidelity U.S. Bond Index Fund	2,412,689	2,211,874
PIMCO Foreign Bond Fund	550,013	415,198
Spartan U.S. Equity Index Fund	2,123,764	1,629,796
Dreyfus Small Cap Stock Index Fund	1,100,135	485,436
Columbia Acorn Fund - Class Z	4,474,482	1,463,747
T. Rowe Price Mid-Cap Growth Fund	3,475,463	1,532,778
The Oakmark Select Fund	3,984,273	2,877,617
Dodge & Cox Stock Fund	8,710,525	3,693,706
Royce Opportunity Fund	4,564,421	1,904,552
AMCAP Fund - Class R4	2,168,960	1,114,004
Dreyfus Mid Cap Index Fund	1,434,221	776,644
Spartan International Index Fund	451,175	165,731
GMO Emerging Countries Fund	—	934,372
Dimensional Emerging Markets	2,209,641	—
Federal-Mogul Corporation Common Stock	2,234,598	1,611,080
Brokerage Account	5,653,281	5,023,949

Total investments of the Master Trust	561,471,219	514,908,377

Total assets of the Master Trust	579,671,716	531,124,869
Liabilities
Forfeited accounts owed to the Company	389,653	366,672

Total net assets of the Master Trust	$579,282,063	$530,758,197

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2004 and 2003

6.	Investments in Master Trust (continued)

During the years ended December 31, 2004 and 2003, the Master Trust had net investment income of $20,309,163 and $16,761,791, respectively, and had net realized and unrealized appreciation in the fair value of investments of $24,114,503 and $53,232,162, respectively, as follows:

	Net Investment Income for the Year Ended December 31, 2004	Net Realized and Unrealized Appreciation/ (Depreciation) in Fair Value for the Year Ended December 31, 2004
Fidelity Asset Manager Fund	$43,302	$60,432
Fidelity Asset Manager: Growth Fund	27,685	44,563
Fidelity Asset Manager: Income Fund	67,190	151,255
Stable Value Fund	9,367,627	—
PIMCO Total Return Bond Fund	3,942,436	(279,116)
Fidelity Low-Priced Stock Fund	2,828,934	6,961,570
Fidelity Dividend Growth Fund	1,551,883	4,789,781
Fidelity Mid-Cap Stock Fund	124,472	3,298,741
Fidelity Diversified International Fund	221,990	4,707,711
Fidelity U.S. Bond Index Fund	103,533	(9,848)
PIMCO Foreign Bond Fund	26,656	2,141
Spartan U.S. Equity Index Fund	35,053	160,197
Dreyfus Small Cap Stock Index Fund	31,163	121,628
Columbia Acorn Fund - Class Z	147,056	476,886
T. Rowe Price Mid-Cap Growth Fund	60,929	419,181
The Oakmark Select Fund	29,173	312,373
Dodge & Cox Stock Fund	311,472	875,902
Royce Opportunity Fund	289,121	259,719
AMCAP Fund - Class R4	15,408	149,715
Dreyfus Mid Cap Index Fund	47,173	129,726
Spartan International Index Fund	8,560	52,892
GMO Emerging Countries Fund	100,857	(218,061)
Dimensional Emerging Markets Fund	20,729	432,672
Federal-Mogul Corporation Common Stock	—	889,380
Brokerage Account	—	325,063

	19,402,402	24,114,503
Participant loans	906,761	—

	$20,309,163	$24,114,503

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2004 and 2003

6.	Investments in Master Trust (continued)

	Net Investment Income for the Year Ended December 31, 2003	Net Realized and Unrealized Appreciation/ (Depreciation) in Fair Value for the Year Ended December 31, 2003
Fidelity Asset Manager Fund	$18,852	$111,811
Fidelity Asset Manager: Growth Fund	19,594	67,523
Fidelity Asset Manager: Income Fund	20,769	89,195
Stable Value Fund	9,644,402	—
PIMCO Total Return Bond Fund	3,782,764	326,675
Fidelity Low-Priced Stock Fund	557,885	11,579,448
Fidelity Dividend Growth Fund	911,957	20,701,219
Fidelity Mid-Cap Stock Fund	166,111	9,748,083
Fidelity Diversified International Fund	295,291	6,842,418
Fidelity U.S. Bond Index Fund	135,554	(10,447)
PIMCO Foreign Bond Fund	19,309	(10,461)
Spartan U.S. Equity Index Fund	14,714	261,620
Dreyfus Small Cap Stock Index Fund	1,211	63,506
Columbia Acorn Fund - Class Z	1,139	244,270
T. Rowe Price Mid-Cap Growth Fund	—	217,538
The Oakmark Select Fund	8,581	356,646
Dodge & Cox Stock Fund	60,019	590,827
Royce Opportunity Fund	76,381	311,174
AMCAP Fund - Class R4	388	149,642
Dreyfus Mid Cap Index Fund	6,875	109,302
Spartan International Index Fund	2,949	26,459
GMO Emerging Countries Fund	19,356	113,304
Federal-Mogul Corporation Common Stock	—	(23,099)
Brokerage Account	—	1,365,509

	15,764,101	53,232,162
Participant loans	997,690	—

	$16,761,791	$53,232,162

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2004 and 2003

6.	Investments in Master Trust (continued)

The changes in the fair value of net assets of the Master Trust, for the years ended December 31, 2004 and 2003 are summarized as follows:

	2004	2003
Additions
Dividends and interest	$20,309,163	$16,761,791
Participant contributions	35,529,933	33,975,380
Company contributions	10,306,117	4,732,775

Total Additions	66,145,213	55,469,946
Deductions
Benefits paid to participants	41,201,904	45,941,174
Administrative expenses	140,013	107,680
Portion of Company contribution account forfeited upon withdrawal of members	393,933	714,523

Total Deductions	41,735,850	46,763,377
Net realized/unrealized appreciation in fair value of investments	24,114,503	53,232,162
Transfers from other Company investment programs	—	4,367,212

Net increase	48,523,866	66,305,943

Net assets available for plan benefits at beginning of year	530,758,197	464,452,254

Net assets of Master Trust at end of year	$579,282,063	$530,758,197

On June 4, 2004, the Third Amended Joint Plan of Reorganization (the “Plan of Reorganization”) for the Company and the other U.S. and U.K. Debtors was filed with the Bankruptcy Court. The Plan of Reorganization was jointly proposed by the Company, the Unsecured Creditors Committee, the Asbestos Claimants Committee, the Future Asbestos Claimants Representative, the Agent for the Prepetition Bank Lenders and the Equity Security Holders Committee (collectively referred to as the “Plan Proponents”).

The Plan of Reorganization provides that asbestos personal injury claimants, both present and future, will be permanently channeled to a trust or series of trusts established pursuant to Section 524(g) of the Bankruptcy Code, thereby protecting Federal-Mogul and its affiliates in the Chapter 11 Cases from existing and future asbestos liability. Although certain issues remain to be resolved, the Plan of Reorganization provides that all currently outstanding stock of Federal-Mogul will be cancelled, and 50.1% of newly authorized and issued common stock of reorganized Federal-Mogul will be distributed to the asbestos trusts, and 49.9% of the newly authorized and issued common stock will be distributed pro rata to the noteholders. If the Bankruptcy Court finds that the classes of holders of common stock of Federal-Mogul have voted in favor of the Plan of Reorganization, the holders of currently outstanding common stock of Federal-Mogul will receive warrants that may be used to purchase shares of reorganized Federal-Mogul at a predetermined exercise price.

Federal-Mogul Corporation

401(k) Investment Program

EIN: 38-0533580 Plan Number 140

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2004

The following is a Schedule of Assets Held outside of the Master Trust:

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Interest, Collateral, Par or Maturity Value	Current Value
Participants	Loans at various terms and interest rates	$6,308,034

		$6,308,034

There were no investment assets reportable as acquired and disposed of during the year.